Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the inclusion and incorporation by reference in the Registration Statement on Form F-1 and the related Prospectus of Tower One Wireless Corp. (the "Company"), dated August 8, 2022, of our auditors' report dated May 2, 2022 relating to the consolidated financial statements of the Company as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (which expresses an unqualified opinion and includes explanatory paragraphs regarding a going concern uncertainty), which report was included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Chartered Professional Accountants

Vancouver, Canada

August 8, 2022